

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Yishai Cohen
Chairman, Chief Executive Officer and President
Landa App LLC
6 W. 18th Street
New York, NY 10011

> **Re: Landa App LLC**
> **Post Qualification Amendment to Offering Statement on Form 1-A**
> **Response Dated August 5, 2021**
> **File No. 024-11377**

Dear Mr. Cohen:

We have reviewed your August 5, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2021 letter.

Supplemental Response Dated August 5, 2021

General

1. We note your response to prior comment 2. We also note that it remains unclear whether each series offering will commence within two calendar days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification. Also, please address the offering of many of the series that were included in the offering statement that qualified on June 29, 2021.

Yishai Cohen
Landa App LLC
September 1, 2021
Page 2

        You may contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with
any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Lillian Brown, Esq.